Exhibit 99.27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2013. All amounts are expressed in Canadian dollars unless otherwise stated. Dollar amounts in tabular columns expressed in thousands of Canadian dollars. This document is current in all material respects as of November 20, 2013.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook. Accordingly, the financial information contained in this MD&A and in the Company’s interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The interim condensed consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

This document may contain forward-looking information, including, but not limited to, statements with respect to the merger of the Company and Aurinia Pharma Corp., the proposed business of the combined company, the combined company having a higher probability of being able to obtain necessary funding, the combined company being able to continue to explore strategic global partnership transactions, the combined company offering the most commercially attractive opportunity, the completion of the Unit Offerings and the gross proceeds there-from and other information or statements about future events or conditions which may prove to be incorrect.

The forward-looking statements and information contained in this document are based on certain factors and assumptions made by management of the Company including, but not limited to Aurinia Pharma Corp. and ILJIN Life Sciences Co., Ltd. fulfilling their obligations in the various agreements the Company has entered into with them.

The forward-looking statements and information contained in this document are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, but not limited to, risks relating to the transactions not proceeding for any reason, the Company not being able to obtain sufficient funding, the anticipated synergies between the Company and Aurinia Pharma Corp. not proceeding as expected, and the impact of any occurring natural disasters and economic, business and market conditions.

Additional risks and uncertainties include, among others, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital in the future to fund its planned clinical trial program and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

COMPANY OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) or the “Company” is a biopharmaceutical company with its registered office, which includes administration and lab facilities, located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company also has an office at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory and business development functions of the Company.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular Lupus Nephritis, and for the prevention of graft rejection in solid organ transplant patients.

The Company has three wholly owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Isotechnika Limited (inactive) and Aurinia Pharmaceuticals, Inc. (USA) which was incorporated on November 4, 2013. Aurinia Pharma Corp. has two inactive subsidiaries, Aurinia Holdings Corp. (Barbados) and Aurinia Development Corp. (Barbados).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of Uveitis (an ophthalmic disease).

The Company has rebranded, restructured and refocused itself over the past several months and modified its strategy to focus on the development of voclosporin for the treatment of Lupus Nephritis (“LN”). The mechanism of action of voclosporin, a calcineurin inhibitor, has been validated for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, Keratoconjunctivitis sicca, Psoriasis, Rheumatoid Arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN in North America and Europe.

RECENT CORPORATE DEVELOPMENTS

1.	Plan of Arrangement and Acquisition of Aurinia Pharma Corp.

Background to Arrangement

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of the Company shares for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. respectively. It was expected that the merger would be accounted for as a business combination, with the Company being the acquirer.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the “Arrangement Agreement”), the terms of which were subsequently negotiated by the parties and their respective legal counsels. The Arrangement was intended to implement the terms of the Settlement Agreement.

ILJIN received the ownership interest in the Company in exchange for:

(i)	returning to the Company and terminating:

(a)	all of its rights, licenses and obligations under the DDLA ; and

(b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia or Vifor (International) AG (“Vifor”); and

(ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia or Vifor.

Plan of Arrangement

Upon closing of the plan of arrangement on September 20, 2013 the Company issued Common Shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to $10 million, plus up to $1.6 million upon the merged company reaching certain financing milestones.

The Company also acquired all of the issued and outstanding Common Shares of Aurinia Pharma Corp. at a ratio of 19.82974808 Common Shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8.49 million and has been determined to represent reacquired license rights, and is therefore reflected on the balance sheet as an increase in intangible assets. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, (14.89 million common shares upon conversion), $3.81 million in common shares (by issuance of 84.71 million common shares at a deemed price of $0.045 per share), $1.6 million in financial milestones payable (expected to become payable within one year) and $2.41 million in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments. The fair value of the clinical and sales milestones was determined using a discounted cash flow model with a 15% discount rate and probability factors for each potential milestone payment ranging from 36% to 60%.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013.

The table below presents the purchase cost and preliminary allocation of the purchase price to the assets and liabilities acquired, as well as the settlement of pre-existing balances between the parties to the Arrangement Agreement prior to acquisition.

	Carrying Value	Settle Pre-existing items	Fair Value Adjustments	Fair Value of Acquisition
	$	$	$	$
Cash	4	—	—	4
Prepaid expenses and deposits	123	—	—	123
Inventory	80	—	—	80

	207	—	—	207
Intangibles	2,448	(577)	5,848	7,719

	2,655	(577)	5,848	7,926

Accounts payable	185	(49)	—	136
Note payable	528	(528)	—	—

	713	(577)	—	136

Net assets acquired	1,942	—	5,848	7,790

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 184.11 million common shares of the Company with a deemed fair value of $8.29 million, less $495,000 of deferred revenue that was effectively settled as a result of the business combination.

The preliminary fair value of the reacquired rights, intellectual know-how, including the Aspreva Lupus Management Study (ALMS) database, and goodwill was determined to be $7.72 million at September 20, 2013. At September 30, 2013, management is in the process of determining the fair value of the assets and liabilities acquired and therefore the allocation between these asset categories, as shown above, is subject to change. Management is also considering the possibility of a bargain purchase gain; however this is subject to a final determination of the fair value of assets acquired. Management intends to complete this evaluation and make the final purchase price allocation adjustments in the fourth quarter of 2013.

Second Unit Offering

Immediately following the completion of the acquisition described above, the Company completed a second private placement (the “Second Unit Offering”) of 133.33 million Second Units at a price of $0.045 per Second Unit for gross proceeds of $6.0 million. Each Second Unit is comprised of one Common Share and one-half of a whole Second Offering Warrant, with each whole Second Offering Warrant exercisable for one Common Share at a price of $0.05 per Common Share for a period of three years from their date of issuance.

ILJIN participated in the Second Unit Offering for 33.33 million Second Units.

Listing on the TSX Venture Exchange

The arrangement transaction described above was determined by the Toronto Stock Exchange (“TSX”) to constitute a “backdoor listing” under the rules of the TSX due to the significant increase in the ownership position in the Company by ILJIN. The result of that determination was that the Company was required to meet the TSX’s original listing requirements following completion of the arrangement. The Company did not meet the TSX’s original listing requirements and, as a result, the Common Shares were delisted from the TSX as of the end of trading on September 27, 2013. The Company applied to the TSXV for listing of the Common Shares on that exchange and subsequently the Common Shares were listed on the TSXV as of the open of trading on September 30, 2013.

Share consolidation and name change

On October 23, 2013, the Company proceeded with a consolidation of its Common Shares on a 50:1 basis. In conjunction with the share consolidation, the Company changed its name from Isotechnika Pharma Inc. to Aurinia Pharmaceuticals Inc. Both the name change and the share consolidation were approved by the shareholders of the Company at its shareholder meeting held on August 15, 2013. In connection with its name change, the Company’s trading symbol on the TSX Venture Exchange was changed to “AUP”.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

•	Focus the Company’s resources on advancing voclosporin through a robust Phase 2b lupus nephritis study – There is currently an open Investigational New Drug (“IND”) with the United States Federal Drug Administration (the “FDA”) for the Company to begin treating patients with voclosporin for the treatment of lupus nephritis. Aurinia plans to execute on this clinical plan as soon as practicably possible.

•	Mitigate development risk by leveraging the ALMS database and the new management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the Phase 2b lupus nephritis study.

•	Evaluate future voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that voclosporin has the potential to be of therapeutic value in a number of autoimmune indications and the prevention of transplant rejection.

•	Further develop the company as an attractive acquisition target – Management of the Company believes that should the planned clinical studies be successful, maintaining broad rights to the Company’s technology through the completion of the clinical program will increase the Company’s potential to be an attractive acquisition target.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept® (mycophenolate mofetil (MMF)) as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggest that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated. (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called calcineurin inhibitors (“CNIs”). There are only two other marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced in the early 1980’s and tacrolimus was first marketed in the mid-1990’s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of lupus in Europe or North America. For the past 20 years these products, in combination with CellCept® (mycophenolate mofetil or “MMF”) and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy.

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a multi-targeted therapeutic (“MTT”) approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40.)

The Company plans to utilize this MTT approach to treating LN patients with is novel potentially best in class CNI, voclosporin.

About Voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin Mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential Voclosporin Clinical Benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs.

Voclosporin Development History

More than 2,600 patients have been administered voclosporin. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index (“PASI”), which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy, however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect the incidence of new onset diabetes after transplantation (“NODAT”). In 2010, tacrolimus lost its exclusivity in most world markets, as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the longer and more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company is awaiting news from its licensee regarding further development.

Scientific rational for treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Status of the Company’s development program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as MTT to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active IND and plans to initiate this international multi-center study as soon as possible.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk mitigated clinical asset for the treatment of LN.

Other voclosporin development programs

Transplant indication

The Company applied for, and received, positive Scientific Advice (“SA”) from the European Medicines Agency (“EMA”) in October, 2011 for a Phase 3 renal transplant protocol. Similarly, the FDA sent a Letter Agreement to the Company on a Special Protocol Assessment (“SPA”) in March 2012. Receipt of the SA and SPA has cleared the regulatory pathway for the Phase 3 renal transplant protocol. The Phase 3 protocol contemplated a study of 1,200 renal transplant patients, divided into two separate Phase 3 trials. Each of the two studies would be comprised of 600 patients, of which half (n=300 patients) would be randomized to voclosporin and the other half (n=300 patients) would receive the market leading drug, tacrolimus . The primary endpoint of the studies would be driven primarily by BPAR. Secondary endpoints included NODAT and other measures of safety.

For a variety of reasons the Company has decided to pursue the LN indication as the lead indication, as voclosporin would be the only commercially approved CNI for this indication, outside Japan. However, the Company is willing to exploit the transplant indication with a development and commercialization partner, should such a partner be interested in the entire nephrology franchise (i.e., both LN and renal transplantation). At this point, the Company feels that it is best not to split the drug’s indications in order to offer shareholders the best value.

NICAMs

The Company has discovered a portfolio of non-immunosuppressive cyclophilin antagonist molecules (“NICAMs”) that are macrocycles based on chemical modifications of CsA. Cyclophilin binding has garnered considerable attention as a novel therapy in the treatment of a wide range of diseases including, for example, human papillomavirus (“HPV”), hepatitis C virus (“HCV”), human immunodeficiency virus (“HIV”), and chronic neurological disorders including, for example, Parkinson’s, Lou Gehrig’s, and Alzheimer’s disease. NICAMs also have utility in ischemia reperfusion injury (e.g., traumatic brain injury, stroke). The Company has developed NICAMs that are believed to bind to cyclophilin A and cyclophilin D. Cyclophilin A binding is more relevant to viral replication (HCV, HIV, HPV), whereas cyclophilin D binding and the permeability of the transition pore of mitochondria are linked (MI, traumatic brain injury).

In April 2012, the Company announced the signing of a three year Non-Clinical Evaluation Agreement with the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the U.S. National Institutes of Health (“NIH”). The NIAID will test various NICAM molecules in viral assays including, for example, HCV, HIV, Herpes viruses, Corona viruses (including SARS), Poxviruses (cowpox), Yellow Fever, West Nile, Dengue and Papillomavirus. The NIAID has thus far tested some of the NICAMs in both primary and secondary screening through various contractors. Additional funding has also been received through the National Research Council (Canada)-Industrial Research Assistance Program (“NRC-IRAP”). The Company has received a total of four grants from NRC-IRAP to fund two NICAM projects; a virology project and one to investigate ischemia reperfusion injury. The NRC-IRAP funding carries through to March 2014. The goal of these funded programs is to identify a lead NICAM as an anti-viral drug. As the NICAM technology is a platform technology (a library of chemical analogues of CsA that are not immunosuppressive), the Company may decide that indications other than the anti-virals will be investigated further in collaboration with researchers that are focused on ischemia reperfusion injury.

The Company intends to provide minimal financial assistance to the NICAM program and, instead, rely more upon external funding through granting agencies, collaborative research programs, and possible future external funding.

Existing Partnerships:

Lux Biosciences

On May 24, 2006 the Company signed a Distribution and License Agreement (“DLA”) with Lux Biosciences Inc. (“Lux”) granting Lux worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases. Under the terms of the agreement, Lux made an upfront payment, and will make further milestone payments, assuming development milestones are achieved. Lux will also pay royalties based on a percentage of net sales. Lux is responsible for the clinical development, registration, and marketing of voclosporin for all ophthalmic indications.

In February, 2010, Lux filed a New Drug Application (“NDA”) with the FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”) for voclosporin for the treatment of noninfectious uveitis. In August, 2010, Lux received a Complete Response Letter (“CRL”) from the FDA regarding their NDA for voclosporin. A CRL is issued by the FDA when the review of a file is completed and questions remain that prevents the approval of the NDA in its current form. The FDA requested additional information and recommended that an additional clinical trial be conducted in order to consider future approval of voclosporin for this indication. In February, 2011, Lux commenced the required additional pivotal Phase 3 trial. The study was a six-month randomized trial of voclosporin versus placebo in 155 patients in North America and Europe with active non-infectious intermediate, posterior, or pan-uveitis. In January of 2013 Lux released results of this Phase 3 study. Unfortunately the study drug failed to achieve statistical significance vs. placebo. Lux is currently evaluating the next steps for their development program for voclosporin.

Paladin Labs

On June 18, 2009, the Company completed a Plan of Arrangement transaction with Paladin Labs Inc. (“Paladin”). Paladin has the rights to market, sell, and distribute voclosporin in the Paladin territories which include Canada, South Africa and Israel and is required to make payments to the Company equal to: (i) 20% of net sales, in the Paladin territories, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, in the Paladin territories until June 18, 2016. In addition, Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin outside the Paladin territories excluding any ophthalmic indications.

3SBio

On August 23rd, 2010, the Company and 3SBio Inc. (“3SBio”), a China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, completed a Development and License Agreement (“DDL”) for voclosporin. Under the terms of the agreement the Company granted 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong, Taiwan, excluding ophthalmic indications which were previously licensed to Lux. 3SBio will be responsible, including costs, for the clinical development, registration and commercialization of voclosporin in China. The Company will also receive ongoing royalties based on sales of voclosporin by 3SBio. The Company will also supply commercial supply to 3SBio on a cost-plus basis.

On June 28th, 2012 the Company announced that 3SBio received approval from the State Food and Drug Administration (“SFDA”) to conduct a multi-center Phase 3 trial of voclosporin in China. According to the approved protocol this will be a Phase 3, randomized multi-center, concentration-controlled and comparison study in kidney transplant patients. Patient enrollment has been delayed by 3SBio and the Company is awaiting information from its licensee regarding further development.

RESULTS OF OPERATIONS

For the three months ended September 30, 2013, the Company reported a consolidated net loss of $2.44 million or $0.01 per common share, as compared to a consolidated net loss of $1.70 million or $0.01 per common share for the three months ended September 30, 2012. The increase in the loss was primarily the result of recording acquisition and restructuring costs of $1.46 million for the three months needed September 30, 2013, which is more fully discussed in the section “Acquisition and restructuring costs” later in this document.

For the nine months ended September 30, 2013, the Company reported a consolidated net loss of $4.23 million or $0.02 per common share, as compared to a consolidated net loss of $4.50 million or $0.03 per common share for the nine months ended September 30, 2012.

Revenue and deferred revenue

The Company recorded revenue of $87,000 for the three months ended September 30, 2013 compared to $86,000 for the comparable period in 2012.

Revenue for the nine months ended September 30, 2013 was $264,000 compared to $5.98 million for the nine months ended September 30, 2012.

The Company recorded licensing and R&D revenue of $262,000 for the nine months ended September 30, 2013 compared to $4.63 million for the nine months ended September 30, 2012. Licensing and R&D fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements. The significant decrease was the result of the Company recording the unamortized deferred revenue balance of $4.40 million related to the ILJIN payment fee as revenue for the three months ended March 31, 2012 on the basis that this agreement was terminated. The deferred revenue related to Lux, 3SBio and Paladin fee payments are being amortized on a straight line basis. The deferred revenue from the Aurinia license payment was amortized into revenue up to September 20, 2013 until the completion of the plan of arrangement.

Revenue for the nine months ended September 30, 2012 also included $1.3 million as other revenue which was related to the sale of API to Lux. There was no such item in 2013. The US$1.3 million amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company recorded a provision for doubtful collection for the full amount in the year ended December 31, 2012.

(a)	Licensing and Collaboration Agreement with Aurinia Pharma Corp.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharma Corp.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia Pharma Corp. Aurinia Pharma Corp. issued the Company a share certificate representing 10% of the common shares of Aurinia Pharma Corp. Aurinia Pharma Corp. had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia Pharma Corp. approximated $592,000 and therefore recorded the value of the investment in Aurinia Pharma Corp. shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Until September 20, 2013 deferred revenue was being amortized into licensing revenue as the Company incurred the costs related to meeting its obligations under the LCA.

The Company’s investment in Aurinia Pharma Corp. was carried at fair value, with changes in fair value recognized in other comprehensive income (“OCI”). These gains and losses may subsequently be reclassified into net loss in the statement of operations and comprehensive loss. Since Aurinia Pharma Corp.’s shares did not trade in a public market, the Company used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia Pharma Corp’s primary assets, being its’ license agreement with the Company and it’s intellectual property related to lupus nephrology research, management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it compared the value of Aurinia Pharma Corp. to the value of the Company based on the merger of the entities and the relative valuation formula agreed to by the parties and approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach results in a fair value of the investment of $670,210 at September 20, 2013. Pursuant to the plan of arrangement as described in note 4 the Company transferred its ownership interest in Aurinia Pharma Corp. to ILJIN. The Company recorded a gain of $78,000 on the statement of operations upon disposal of this investment and reversed the $224,000 OCI loss outstanding at the time of the transaction.

Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5.0 million. In addition, ILJIN was to purchase 90.7 million common shares of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.5 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39.6 million common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39.6 million common shares of the Company issued from treasury for an aggregate subscription price of US$9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4.4 million was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. Since the DDLA was not considered to have been terminated, the Company assessed whether it had an onerous contract under the provisions guidance of IAS 37, and concluded that no provision was required.

In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

On September 20, 2013, the Company, ILJIN and Aurinia Pharma Corp. completed a plan of arrangement whereby the DDLA was terminated as more fully described in the ‘Recent Corporate Developments” section above.

Research and Development

The major components of research and development expenditures for the three and nine month periods ending September 30, 2013 and 2012 were as follows:

R&D Expenditures	Three Months Ended September 30			Nine Months Ended September 30
	2013	2012	Increase (Decrease)	2013	2012	Increase (Decrease)
	$	$	$	$	$	$
Research and development, net
Wages and employee benefits	246	336	(90)	595	1,284	(689)
Study contracts, drug supply and other	211	72	139	262	263	(1)
Rent, utilities and other facility costs	77	119	(42)	290	370	(80)
Gases, chemicals and lab supplies	—	15	(15)	(6)	63	(69)
Stock compensation expense	13	18	(5)	90	53	37
Patent annuities and legal fees	63	43	20	211	234	(23)
Insurance	1	10	(9)	3	30	(27)
Other	2	13	(11)	12	31	(19)

Subtotal	613	626	(13)	1,457	2,328	(871)

Less Refundable tax credits and other government assistance	(69)	(72)	3	(123)	(155)	32

Net research & development expenses	544	554	(10)	1,334	2,173	(839)

Net research and development expenses decreased to $544,000 and $1.33 million respectively for the three and nine month periods ended September 30, 2013, compared to $554,000 and $2.17 million respectively for the three and nine month periods ended September 30, 2012.

The decrease reflects a reduction in research and development activities as the Company focused its operational and financial resources on completing the plan of arrangement and Second Unit Offering in the third quarter of 2013. The Company has significantly reduced its research and development wage and benefit costs by a reduction in its staff numbers of R&D personnel through attrition and reduced work hours during the period.

The Company has continued to conduct research activities for the NICAM program on a reduced scale. Included in the above expenses were research and development costs of $117,000 and $225,000 for the three and nine month periods ended September 30, 2013 related to the NICAM program compared to $77,000 and $291,000 respectively for the three and nine month periods ended September 30, 2012. The Company received funding from the NRC of $66,000 and $110,000 for the three and nine month periods ended September 30, 2013 ($39,000 and $39,000 respectively for the three and nine month periods ended September 30, 2012).

Corporate and Administration

The components of corporate and administration for the three and nine month periods ended September 30, 2013, compared to the three and nine month periods ended September 30, 2012, were as follows:

Corporate and Administration Expenditures	Three months ended September 30			Nine months ended September 30
	2013	2012	Increase (Decrease)	2013	2012	Increase (Decrease)
	$	$	$	$	$	$
Salaries, director fees and benefits	350	268	82	713	926	(213)
Professional and consulting fees	18	553	(535)	250	1,345	(1,095)
Travel and promotion	9	50	(41)	47	271	(224)
Stock compensation expense	17	20	(3)	127	73	54
Rent, utilities and other facility costs	32	13	19	74	44	30
Trustee fees, filing fees and other public company costs	53	13	40	116	91	25
Insurance	9	16	(7)	27	48	(21)
Office, data processing, telecommunications and other	23	41	(18)	78	153	(75)

Corporate and administration expenses	511	974	(463)	1,432	2,951	(1,519)

The Company significantly reduced corporate and administration expenditures for the three and nine month periods ended September 30, 2013 when compared to the same periods in 2012. The Company focused on completing the acquisition of Aurinia Pharma Corp. and the second Unit Offering private placement in the third quarter of 2013 while reducing costs as much as possible due to its financial condition.

The Company reduced its staff numbers of corporate and administration personnel through attrition and terminations during the period and reduced the hours worked and wages paid for the remaining personnel during the period.

Professional and consulting fees also significantly decreased as less legal costs were incurred in the three and nine month periods ended September 30, 2013 as a result of the Company signing a definitive settlement agreement with ILJIN and Aurinia in the first quarter of 2013. The Company incurred significant legal fees related to the arbitration process in 2012.

Stock-based Compensation

For a description of the Company’s stock option plan and outstanding stock option details refer to note 9(c) of the interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2013.

For the three and nine month periods ended September 30, 2013, the Company did not grant any stock options. The Company granted 325,000 stock options to directors at a weighted average exercise price of $0.07 in the nine months ended September 30, 2012.

Application of the fair value method resulted in charges to stock-based compensation expense of $30,000 and $217,000 for the three and nine months ended September 30, 2013 respectively, (2012 – $38,000 and $126,000) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2013, stock compensation expense has been allocated to research and development expense in the amounts of $13,000 and $90,000, respectively, (2012 – $18,000 and $53,000) and corporate and administration expense in the amounts of $17,000 and $127,000, respectively, (2012 – $20,000 and $73,000).

Acquisition and restructuring costs

Acquisition and restructuring related costs incurred by the Company have been expensed and are composed of the following:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$

Acquisition costs, including legal and filing fees	149	—	229	—
Restructuring costs composed of accrued severance	1,311	—	1,311	—

	1,460	—	1,540	—

As a result of the restructuring and rebranding of the Company following the plan of Arrangement, the Company eliminated five positions, including two executive officers, while the previous CEO was transitioned to a new role as Chief Scientific Officer. These changes resulted in the Company recording a severance provision of $1.31 million in the period ended September 30, 2013.

Amortization of property and equipment

Amortization expense for property and equipment decreased to $12,000 and $39,000 for the three and nine month periods ended September 30, 2013, compared to $147,000 and $442,000 for the three and nine month periods ended September 30, 2012. This decrease is the result of the majority of the leasehold improvements and equipment being fully amortized by the end of 2012.

Amortization of intangible assets

Amortization of intangible assets was consistent at $70,000 and $207,000 respectively for the three and nine month periods ended September 30, 2013, compared to $66,000 and $198,000 for the three and nine month periods ended September 30, 2012.

Other expense (income)

Other expense (income) on the statement of operations reflected income of $66,000 for the three months ended September 30, 2013 compared to an expense of $38,000 for the three months ended September 30, 2012. The change was primarily the result of the Company recording a gain of $78,000 on disposal of its investment in Aurinia Pharma Corp. upon completion of the plan of arrangement on September 20, 2013.

Other expense (income) for the nine months ended September 30, 2013 reflected income of $57,000 compared to an expense of $4.67 million for the nine months ended September 30, 2012. The 2012 comparative figure included a loss on derivative financial asset of $4.18 million. Pursuant to the DDLA with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise. The Company recorded a $4.18 million non-cash loss on this derivative financial asset for the three months ended March 31, 2012.

As a result of completing the plan of arrangement on September 20, 2103 the DDLA with ILJIN has been terminated and accordingly the financial derivative asset which was assessed to be $Nil at June 30, 2013 has been extinguished.

LIQUIDITY AND CAPITAL RESOURCES

On September 20, 2013 the Company closed a Second Unit Offering private placement for gross proceeds of $6.0 million. At September 30, 2013 the Company had $4.6 million in cash and cash equivalents.

The Company is in the development stage and is devoting substantially all of its efforts towards the development activities for its drug, voclosporin.

The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete these development activities. The Company is dependent on raising additional funds through the issuance of shares and/or attracting additional funding from either its current partners or new ones in order to undertake further development and commercialization of its intellectual property. While the Company has been successful in raising capital and in the past (most recently on September 20, 2013), there can be no assurance it be able to do so in the future.

Net cash used in operating activities for the three months ended September 30, 2013, was $1.51 million compared to cash used in operating activities of $1.07 for the three months ended September 30, 2012. Cash used in operating activities in the third quarter of 2013 and the corresponding period in 2012 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items. Cash used in investing activities for the three months ended September 30, 2013, was $31,000 compared to cash used in investing activities for the three months ended September 30, 2012 of $3,000.

Cash generated in financing activities for the three months ended September 30, 2013, was $5.74 million compared to cash used in financing activities of $11,000 for the three months ended September 31, 2012. The Company received net proceeds of $5.76 million from the Second Unit Offering private placement equity financing which closed on September 20, 2013.

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations and purchase obligations arising from these agreements other than amounts already recorded in accounts payable and accrued liabilities and drug supply payable currently in force as at September 30, 2013.

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligation	20	20	—	—
Purchase obligations	201	128	71	2

Until September 30, 2013 the Company was leasing 25,318 square feet of lab and office space (6 bays) in Edmonton. On October 1, 2103, subsequent to quarter end, the Company significantly reduced its leased premises costs by entering into a three year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The Sublease is $22,000 monthly and includs base rent, utilities and operating costs. In turn, the Company subleases out, on a month-to-month basis, a portion of the 9,000 square feet, and receives rental proceeds of approximately $10,000 per month. The Company continues to lease from the landlord two adjoining office bays on a month-to-month basis at $10,000 per month.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s interim condensed consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the interim condensed consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s interim condensed consolidated financial statements.

Critical judgments and estimates in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Impairment of financial assets

A financial asset is impaired, and an impairment loss recorded, if there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset, and that event has an impact on estimated future cash flows of the financial asset.

Fair value of stock options

Determining the fair value of stock options, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives used for the performance based options. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity.

Intangible assets and impairment

The values associated with intellectual property with finite lives are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

Valuations performed in connection with post-acquisition assessments of impairment of intellectual property are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectation and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized in the Statement of Operations and Comprehensive Loss.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets.

RISKS AND UNCERTAINTIES

The success of the Company and its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, is directly related to the Company’s ability to raise additional financial resources. Additional sources of capital include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of certain of the Company’s intangible assets. There is no assurance of obtaining additional financing through these arrangements or any arrangements on acceptable terms. Given the nature of the biotechnology sector, it may be difficult to raise significant new capital at a reasonable or at any cost. If the Company is not able to obtain additional funding from other sources, management may be required to reduce or terminate development programs or curtail certain or all of its operations. There can be no assurance that any financing efforts will be successful. It is possible that financing may not be available or not be on favourable terms.

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed above. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully discussed in Note 2 of the interim condensed consolidated financial statements. See also Recent Corporate Developments for activities being conducted by the Company subsequent to the quarter end to raise working capital.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt.

Accounts payable and accrued liabilities of $3.52 million drug supply payable of $1.74 million and finance lease liability of $8,000 are due and payable within one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s exposure to interest rate risk at September 30, 2013 is considered minimal.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates.

Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results. The Company’s exposure to foreign currency risk at September 30, 2013 is considered minimal as no significant financial assets or liabilities are denominated in currencies other than the Canadian dollar.

Credit risk

The Company’s cash is held at a major Canadian Bank. The Company has a credit risk of $1.31 million related to a Receivable from Lux in 2012. The Company provided in full for the receivable at December 31, 2012.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the interim condensed consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed with the Canadian Securities Commissions through SEDAR at www.sedar.com or at the Company’s Web site at www.auriniapharma.com.

UPDATED SHARE INFORMATION

As at November 20, 2013, the following class of shares and equity securities potentially convertible into common shares on a post consolidated basis were outstanding:

Common shares	12,373,623
Convertible equity securities
Warrants outstanding	2,318,800
Stock options	293,400

Quarterly Information

(expressed in thousands of dollars except per share data)

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2013			2012				2011
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Revenue	87	87	89	150	86	90	5,800	110
Research and development costs	544	452	338	3,308	554	817	802	917
Corporate and administration costs	511	423	498	935	974	991	986	755
Acquisition and restructuring costs	1,460	80	—	—	—	—	—	—
Other expense (income)	(66)	43	(38)	886	38	400	4,234	4,695
Net loss for the period	(2,444)	(993)	(793)	(5,188)	(1,702)	(2,343)	(454)	(6,530)
Per common share ($)
Net loss – basic and diluted	(0.009)	(0.005)	(0.004)	(0.028)	(0.01)	(0.013)	(0.003)	(0.038)
Common Shares outstanding	618,681	215,527	192,871	192,871	173,921	173,921	173,921	173,921
Weighted average number of common shares outstanding	259,829	193,867	192,871	188,630	173,921	173,921	173,921	173,921

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters include the amortization of deferred revenue to revenues, research and development costs, timing associated with the clinical development programs and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

The net loss for the three months ended September 30, 2013 included a one-time acquisition and restructuring costs of $1.46 million as more fully discussed in the “acquisition and restructuring costs” section of this document.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.74 million which was recorded in research and development costs and an additional provision of $860,000 on the Lux receivable related to the sale of API to Lux in 2012 (the Company had previously recorded a provision of $450,000 on this receivable in the second quarter of 2012).

The net loss for the three months ended March 31, 2012 reflected amortization of the remaining ILJIN deferred licensing revenue of $4.40 million as a result of the termination of the DDLA with ILJIN. Results for the same period also reflected revenue from the sale of API to Lux in the amount of $1.3 million.

The net loss for the three months ended March 31, 2012 also included a non-cash loss on the ILJIN related financial derivative asset of $4.18 million. The derivative financial asset fair value of $4.18 million at December 31, 2011 was adjusted to $nil in the first quarter of 2012 as a result of the notification of termination of the ILJIN DDLA by the Company on January 30, 2012.

OUTLOOK

On September 20, 2013 the Company completed the merger with Aurinia Pharma Corp. and related transactions that its shareholders approved on August 15, 2013.

Our leadership team has been enhanced due to the merger. In fact these new members were directly involved in generating the data that has caused CellCept® to become the current standard of care for the treatment of lupus nephritis. Through the merger the Company now has unique insights, experiences and access to the ALMS data base which will help in driving clinical decisions and design strategies within our target therapeutic area.

After six months and hundreds of hours of strategic and integration planning, we are ready to do business as a rebranded Company with a new name, Aurinia Pharmaceuticals Inc. Our primary focus is now clearly on the development of voclosporin as a therapy for the treatment of lupus nephritis. While there have been a number of advances in the treatment of this devastating disease, there is no question that significant unmet medical need remains. Almost 90% of lupus nephritis patients are not achieving optimal results from the current standard of care. It is our belief that layering voclosporin on top of the current standard of care for patients suffering from LN in a multi-target approach has the potential to rapidly and significantly improve patient outcomes in this devastating disease. To that end, we expect to launch a phase 2b study of voclosporin in lupus nephritis in first half of 2014.

Management believes that the consolidation of the intellectual property through the merger, and reaching a settlement agreement with ILJIN Life Science Co., Ltd. (“ILJIN”) increases the likelihood of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication and more importantly unlock significant shareholder value. We believe we are well positioned to execute on our strategy.